ARROWHEAD ENERGY LIMITED

Annual Report
For the Year Ended 31 March 2006

ARROWHEAD ENERGY LIMITED	1

Company Directory

Companv Number
1588700

Share Capital
100 Ordinary Shares

Directors
Derek Michael Willshee
James Robert Zadko
Christopher McKeown – Resigned effective 7 July 2006

Bankers
ASB Bank

Auditors
Deloitte

Nature of Business
Oil and gas exploration and production

Registered Office
Level 5
22 The Terrace
PO Box 708
Wellington

ARROWHEAD ENERGY LIMITED	2

Statement of Financial Performance
For the Year Ended 31 March 2006

	Note	2006 NZ$	2005 NZ$
Sales
Oil & Gas Revenues
Less Cost of Sales
Production Costs
Royalties
Total Cost of Sales
Gross Profit		14,209
Other Income
Interest Received
Total Revenue		14,209
Less Expenses
Brokerage Fees		187,800
Impairment Write Off — Exploration & Evaluation Expenditure
Interest—Bank		17
Interest—Special Class Securities		469,50
Legal Fees—Asset Acquisition		59,342
Legal Fees—Capital Raising		208,690
Permit Report & Valuations		20,408
General and Administration Expenses (per schedule)		331,037	1,000
Total Expenses		1,276,794	1,000
Net Deficit before Income Tax Expense		(1,262,585)	(1,000)
Income Tax Expense	8		–
Net Deficit attributable to Equity Holders		($1,262,585)	($1,000)

The accompanying note form part of these Financial Statements

ARROWHEAD ENERGY LIMITED	3

General and Administrative Expenses Schedule
For the Year Ended 31 March 2006

	Note	2006 NZ$	2005 NZ$
General and Administration Expenses
Accounting & Consultancy		144,833
Audit Fees		24,000	1,000
Bank Fees		438
Conference Expenses		1,221
Computer Expenses		6,816
Depreciation — Office Equipment		1,139
Directors’ Fees		32,658
Fringe Benefit Tax		326
Insurance		7,750
Lease Payments	17	1,689
Marketing Costs		7,400
Motor Vehicle Expenses		932
Printing & Stationary		7,239
Recruitment Costs		12,600
Rent		3,908
Law Cost Assets		809
Superannuation		1,939
Telephone		874
Travelling Expenses		50,210
Wages		24,256
Total General and Administration Expenses		$331,037	1,000

The accompanying note form part of these Financial Statements

ARROWHEAD ENERGY LIMITED	4

Statement of Movements in Equity
For the Year Ended 31 March 2006

	2006 NZS	2005 NZS
Net Deficit for the Year	(1,262,585)	(1,000)
Total Recognised Revenue and Expenses	(1,262,585)	(1,000)
Movement in Equity for the Year	(1,262,585)	(1,000)
Opening Equity	(1,000)
Closing Equity	(1,263,585)	01,000 ).

The accompanying mks form pan al’ di= Financial Statements

ARROWHEAD ENERGY LIMITED	5

Statement of Financial Position
At 31 March 2006

	Note	2006 NZ$	2005 NZ$
Current Assets
ASB Bank Call Account		546
ASB Bank Cheque Account		5,894
Advance—Krystal Corp Pte Ltd	6	5,635
Goods & Services Tax		52,517
Prepayments		33,445
Share of Net Assets In Joint Ventures	7	90,970
Taxation	8	4,686
Total Current Assets		193,693
Non Current Assets
Plant and Equipment	10	13,102
Exploration & Evaluation Assets	4	12,609,451
Intangible Assets	5	I,100
Total Non Current Assets		12,623,653
Total Assets		$12,817,346
Current Liabilities
Loan—International Resource Management Corporation	13	3,317,805
Trade and Other Payables		402,847	1,000
Special Class Securities	14	3,576,500
Asset Restoration Obligation	15	267,821
Total Current Liabilities		7,564,973	1,000
Non Current Liabilities
Prepaid Gas Revenue	11	2,488,796
Mandatory Convertible Note	12	4,027,162
Total Non Current Liabilities		6,515,958
Total Liabilities		14,080,931	1,000
Net Assets			(1,000)
Equity
Share Capital	9
Reserves attributable to Equity Holders		(1,263,585)	(1,000)
Total Equity		(1,263,585)	0 ,222 ).

Authorised for isssue for and
on behalfof Board:

Director	/s/ [Graphic Omitted]	Date	8/07/06
Director	/s/ [Graphic Omitted]

Tha accompanying norm form put of these Financial Statements

ARROWHEAD ENERGY LIMITED	6

Notes to the Financial Statements For
the Year Ended 31 March 2006

1	STATEMENT OF ACCOUNTING POLICIES

Reporting Entity

The financial statements presented here are for the entity Arrowhead Energy Limited (the ‘Company), incorporated and domiciled in New Zealand. The Company is a profit oriented entity.

Statement of Compliance

The financial statements have been prepared in accordance with Generally Accepted Accounting Practice in New Zealand (NZ GAAP). They comply with New Zealand equivalents to International Financial Reporting Standards (NZ IFRS), and other applicable financial reporting standards as appropriate to profit-orientated entities that qualify for and apply differential reporting concessions. These are the Company’s first NZ IFRS financial statements and comparatives for the year ended 31 March 2005 have been restated accordinly. An explanation of how the transition to NZ IFRS has affected the company is provided in note 20.

Reporting Basis

The financial statements have been prepared in accordance with the Companies Act 1993 and the Financial Reporting Act 1993.

Differential Reporting

The Company qualifies for Differential Reporting exemptions as described in the Framework for Differential Reporting for Entities applying the New Zealand Equivalents to International Reporting Standard Reporting Regime (The Framework). All available differential reporting exemptions allowed under the Framework have been applied.

Currency

The financial statements are presented in New Zealand Dollars (NZD).

Measurement Base

The measurement base adopted is historical cost.

Going Concern

Notwithstanding the Company’s deficiency in working capital and deficiency in equity, the financial statements have been prepared on a going concern basis after receiving a guarantee of financial support from International Resource Management Corporation and its owners to meet the obligations of the Company over the next twelve months.

Property, Plant & Equipment

Except for land and buildings, items of property, plant and equipment (including office equipment) are stated at cost, less accumulated depreciation and impairment losses.

Subsequent Costs

Subsequent costs are added to the carrying amount of an item of property, plant and equipment when the cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Company and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

Depreciation

Depreciation is charged at the same rate as is allowed by the Income Tax Act 2004. Depreciation is charged to the income statement. The following rates have been used:

Office Equipment	36%-80.4% Straight Line

ARROWHEAD ENERGY LIMITED	7

Notes to the Financial Statements For
the Year Ended 31 March 2006

Exploration and Evaluation Expenditure

Exploration and evaluation expenditure incurred is accumulated in respect of each identifiable area of interest. These costs are only carried forward to the extent that they are expected to be recouped through the successful development or sale of the area or where the activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves.

Accumulated costs in relation to an abandoned area are written off in full in the year in which the decision to abandon the area is made. Where the abandoned area has been previously revalued, the previous revaluation increment is reversed against the asset revaluation reserve.

When production commences, the accumulated costs for the relevant area of interest are amortised over the life of the area according to the rate of depletion of the economically recoverable reserves. Any costs of site restoration are provided for during the relevant production stages and included in the costs of that stage.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

Impairment

The carrying amounts of the Company’s assets other than inventories are reviewed at each balance date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated.

If the estimated recoverable amount of an asset is less than its carrying amount, the asset is written down to its estimated future cash flows, discounted at their original effective interest rate. Receivables with a short duration are not discounted.

Estimated recoverable amount of other assets is the greater of the fair value less costs to sell or value in use. Value in use is determined by estimating future cash flows from the use and ultimate disposal of the asset and discounting these to their present value using a pre-tax discount rate that reflects current market rates and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

An impairment loss in respect of goodwill is not reversed. Other impairment losses are reversed when there is a change in the estimates used to determine the recoverable amount.

Impairment losses recognised against exploration and evaluation expenditure are reversed through the income statement.

Interests in Joint Ventures

The Company’s share of the assets, liabilities, revenue and expenses of joint venture operations are included in the Financial Statements on an Equity Accounting basis.

The Company’s interests in joint venture entities are accounted for at cost, using the proportionate method of accounting in the financial statements.

Provisions

A provision is recognised when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market rates and, where applicable, the risks specific to the liability.

ARROWHEAD ENERGY LIMITED	8

Notes to the Financial Statements For
the Year Ended 31 March 2006

Restoration Obligations

Costs of site restoration are provided for over the life of the area of interest from when exploration commences and are included in the costs of that stage. Site restoration costs include the dismantling and removal of mining plant, equipment and building structures, waste removal, and rehabilitation of the site in accordance with clauses in the mining permits. Such costs have been determined using estimates of future costs, current legal requirements, and technology on a discounted basis.

Any changes to the estimates of the costs of restoration are accounted for on a prospective basis.

Share Capital

Convertible Shares

The convertible shares issued by the company have both liability and equity components that are recognised separately. The liability component of the shares has been initially calculated as the present value of the future interest and principal obligations discounted at the market rate of interest applicable to similar liabilities that do not have a convertible option. The balance of the initial face value represents the holder’s option to convert to ordinary shares in the future and is recorded as equity. Transaction costs relating to the issue of convertible shares are allocated proportionately to the liability and equity components. Distributions on the convertible notes are calculated on an effective interest basis, and are recognised in the income statement as an interest expense.

Interest-Bearing Borrowings

Interest-bearing borrowings are recognised initially at fair-value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised costs with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Intangible Assets

Trademarks are recognised at cost. They have a definite useful life and are carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of trademarks over their estimated useful lives (10 years).

Trademarks are tested for impairment where an indicator of impairment exists. Useful lives are examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Revenue

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards from ownership have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods.

Leasing

Operating Lease Payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement over the lease term as an integral part of the total lease expense.

Taxation

Provision is made for taxation after taking full advantage of all deductions and concessions permitted using the taxes payable method.

Goods and Services Tax

The financial statements have been prepared using GST exclusive figures.

ARROWHEAD ENERGY LIMITED	9

Notes to the Financial Statements For
the Year Ended 31 March 2006

Comparative Figures

The comparative figures are for the period from incorporation (16 December 2004) to 31 March 2005.

Accounting Policies

The accounting policies set out above have been applied consistently to all periods presented in these financial statements and in preparing an opening NZ IFRS balance sheet at 1 April 2004 for the purposes of the transition to NZ IFRS. Details of the reconciliations are included in note 20.

2	NATURE OF BUSINESS

The nature of the Company’s business of oil and gas exploration and production has not changed during the year under review.

3	IMPUTATION CREDIT ACCOUNT

The balance of the Imputation Credit Account as at 31 March 2006 is $4,686. (31 March 20051Ni1).

4	EXPLORATION & EVALUATION EXPENDITURE

On 22 February 2006 the Company completed the acquisition from International Resource Management Corporation of certain interests in New Zealand petroleum exploration and mining permits and the associated joint ventures. The purchase cost was $11,027,162 (excluding (1ST). The Company has paid all joint venture cash calls since 1 October 2005.

	2006 NZ$	2005 NZ$
Opening Balance	–
Acquisition Cost	11,027,162
Expenditure in Period	1,582,289
impairment During the Year	–
	12 609 451	–

Oil and gas properties are comprised as follows:

Permit Reference	Interest Held	Additions During Year		Impairment During Year	Depletion During Year	Book Value 2006
PEP38738S–proved (1)	33%		11,656,314	–	–	11,656,314
PMP38153–unproved (2)	25%		127,302			127,302
PEP38753–unproved (3)	20%		107,782			107,782
PEP38736–unproved (4)	25%		37,724			37,724
PEP38340–unproved (5)	15%		184,875			184,875
PEP38333–unproved (5)	15%		271,662			271,662
PEP38259–unproved (6)	10%		223,792			223,792
		$609451	12d609451	–	–	51;609,451

(I)

PEP387385. The Cheal oil field is currently shut in, awaiting further development from the three existing production wells, which require workovers, descaling and pipeline facilities to remove gas from site. The field produced nearly 100,000 barrels since early 2005, prior to the purchase of the license by the Company. The permit is in good standing, with a mining permit already submitted to MED which is still under consideration. The operator has put forward a detailed field development plan, which is aimed to get Cheal under production by third quarter 2006.

ARROWHEAD ENERGY LIMITED	10

Notes to the Financial Statements For
the Year Ended 31 March 2006

(2)

PMP38153. Kahili is a gas-condensate field established in October 2002, which, after being brought into production August 2004, lost pressure, and the field has since been shut in. The Kahili Petroleum Mining Permit is in good standing with the MED who issued a mining permit valid until September 2019, therefore the JV has the option to continue to drill for further resources in the permit.

(3)

PEP38736 is located immediately north of the Tariki gas-condensate field on the prolific Tarata thrust belt, which includes the largest oil fields onshore, McKee and Waihapa. The permit is in good standing with MED and is now in the second permit term, which, following from the most recent extension, is valid until August 2009. An overthrust prospect, Angus has been defined on seismic data and further seismic data was acquired to help delineate the structure. Infill seismic was acquired in January 2006 to address critical components of the mapping. Should the prospect appear robust, a well is expected in the third quarter of 2006.

(4)

PEP38753 is bound to the southwest by the Waihapa oil field (25mmbbls) and to the east by the Taranaki fault. The permit is in good standing with MED. Leads in the block include Stanley, Kota and Akama. The latter is a large sub-thrust Kapuni reservoir play (400BC1’) formed against the Taranalci fault at a depth of 3500m.

(5)

Tawatawa-1 was drilled in PEP38340 in September 2004, and while shows were encountered (as in Titihaoa-1 in 1994) there was little reservoir intersected. The permit is in good standing with the MED. The acquisition and processing of the 2000km 213 Bruin survey have now both been completed, and interpretation is currently being undertaken. The new data is of better quality than even the most recently acquired Crown Minerals data. A decision to drill or drop 340 is due mid 2006, and 333 by January 2007.

(6)

The 38259 offshore Canterbury permit is in good standing with MED, after a rapid succession of farm in, and JV agreements have lead to a four company JV split of the acreage. The Company’s contribution to the permit is to fund 30% of the commitment well to earn a 15% stake in the permit. There are a number of prospects in the block with two firm leads, Barque and Cutter. While the deepwater Barque structure could contain up to 10-12 TCF gas, the joint venture has agreed to drill the Cutter prospect (1TCF/70mmboe) to fulfill its commitment before the permit enters its 4th year on 18 August 2006. The Cutter well is likely to be drilled by the Ocean Patriot in early August.

5	INTANGIBLE ASSETS

	2006 NZ$	2005 NZ$
Trademarks	1,100
At cost
Less:
Amortisation Closing Balance	1,100	1,100

Trademarks comprise of legal costs incurred registering a trademark. The trademark has an estimated useful life of ten years. The registration was finalised on 31 March 2006.

6	LOAN KRYSTAL CORP PTE LTD

	2006 NZ$	2005 NZ$
Krystal Corp Pte Ltd	5,635

The above advance is interest free and repayable on demand (refer Note 16 and 18).

ARROWHEAD ENERGY LIMITED	11

Notes to the Financial Statements For
the Year Ended 31 March 2006

7	JOINT VENTURES

The Company held interests at 31 March 2006 in significant unincorporated joint ventures established to explore, develop and produce petroleum as follows:

	2006	2005
PEP38738S	33%	—
PMP38153	25%	—
PEP38753	20%
PEP38736	25%
PEP38340	15%
PEP38333	15%
PEP38259	10%

The Company’s interest in these joint ventures contributed no revenue in the period. Payments of cash calls to the operator of each joint venture to fund the Company’s share of exploration expenditures are included under “Additions” in Note 4.

The Company’s share in the net assets of each joint venture at 31 March 2006 was as follows:

	2006 NZS	2005 NZ$
PEP38738S	195,122
PMP38153	(121)
PEP38753	(27,960)
PEP38736	(37,723)
PEP38340	(12,392)
PEP38333	3,870
PEP38259	(29,826)
	90,970

The above amounts include amounts from joint venture financial statements which are not audited.

8	TAXATION

	2006 NZ$	2005 NZS
Net Deficit before Taxation	(1,262,585)	(1,000)
Non-Deductible Costs	826,976
Amounts Deductible for Tax	(2,470,948)
Tax Losses Brought Forward	(1,000)
Tax Losses Not Recognised	2,907,557
Taxable Income		(1,000)
Tax Thereon at 33%	—
RWT Paid	(4,686)
Taxation Refundable as at 31 March 2006	04,686)

ARROWHEAD ENERGY LIMITED	12

Notes to the Financial Statements For
the Year Ended 31 March 2006

9	SHARE CAPITAL

	2006 NZ$	2005 NZ$
100 Ordinary Shares

Ordinary shares carry the right to vote on the basis of one vote for each share held. The shares carry no fixed dividend rights but are entitled to any surplus on winding up of the company.

10	PROPERTY, PLANT AND EQUIPMENT

	2006 NZS Cost Price	2006 NZS Accumulated Book Value Depreciation	2005 NZ$
31 March 2006	14,241	1,I39	13,102
31 March 2005

11	GAS PREPAYMENT REVENUE

As part of the acquisition of oil and gas properties (refer Note 4) the Company assumed certain obligations under an agreement with NGC New Zealand Limited (NGC), whereby NGC had, in April 2003, advanced $2,500,000 against gas to be supplied from the Kahili Held. At the time of acquisition of the oil and gas properties, the amount of $2,488,796 was remaining under this obligation. In the 2006 year no gas was supplied to NGC es there was no production from the Kahl!’ field.

12	MANDATORY CONVERTIBLE NOTE

On completion of the acquisition of oil and gas properties (refer Note 4) the Company issued a mandatory convertible note to International Resource Management Corporation with a value of $4,027,162. This mandatory convertible note is convertible to ordinary shares in the Company to a value of $4,027,162. The conversion date is to be determined by the Company.

13 LOAN—INTERNATIONAL RESOURCE MANAGEMENT CORPORATION

	2006 NZ$	2005 NZS
International Resource Management Corporation	3,317 805

On completion of the acquisition of oil and gas properties (refer Note 4) the Company received a loan as part of the settlement arrangements. This loan is repayable on demand and is interest free.

14	SPECIAL CLASS SECURITIES

During the year the Company issued convertible notes to investors which have certain rights of repayment (plus a 15% premium) or conversion into special class shares and ordinary shares in the Company. As at year end these securities had converted to special class shares. The Directors of the Company have advised that all holders of these securities have agreed to accept repayment rather than exercise the share conversion rights that the share securities have (refer Note 19). The 15% premium payable on repayment has been accrued as an expense in these financial statements.

ARROWHEAD ENERGY LIMITED	13

Notes to the Financial Statements For
the year Ended 31 March 2006

15	ASSET RESTORATION OBLIGATION

Refer to the Restoration Obligation accounting policy in Note 1. The estimated future obligations are:

	2006 NZ$	2005 NZ$
PEP38738S	167,821
PMP38153	,100,000
	267,821

The provision recognises the estimated cost of the abandonment of the permit sites, removal of facilities and restoration of sites to an acceptable condition. There are a number of estimates within the provision. The timing of the abandonment is estimated as the time when economic production from the fields is forecast to cease. Also, the scope of work required is estimated as what is currently forecast to be required at the time of abandonment. The provision represents the present value of the Directors best estimate based on probabilities of production forecasts and its experience of what will be required.

16	COMMITMENTS FOR EXPENDITURE

The Company has obligations to contribute to discretionary exploration expenditure requirements for New Zealand petroleum exploration and mining permits and their associated joint ventures (refer Note 7) up until the expiry of the primary term of each permit. The extent of these obligations is contingent upon the cost of the activities undertaken by each joint venture and therefore subject to negotiation. They have therefore not been provided for in the financial statements.

If the Company decides to relinquish its interest in the joint ventures the balance sheet may need to be reviewed in order to assess the appropriateness of the carrying values of the related permits.

The sale, transfer or farm-out of exploration rights to third parties could terminate these obligations and may require a review of the carrying amounts of the related permits.

17	OPERATING LEASES

Non cancelable operating leases are payable as follows:

NZ$
Less than one year	20,267
Between one and five years	38,844
More than five years
59,111

18	RELATED PARTIES

The Company and International Resource Management Corporation (refer Notes 4,12 and 13) have common directors and shareholders.

James Robert Zadko (Director of the Company) is also a Director of Krystal Corp Pte Limited (refer Note 6).

ARROWHEAD ENERGY LIMITED	14

Notes to the Financial Statements For
the Year Ended 31 March 2006

19	EVENTS SUBSEQUENT TO BALANCE DATE

i. As at 4 April 2006 the IPO was suspended and private finance was arranged by International Resource Management Corporation to cover the Company’s ongoing cash calls and operating costs for at least twelve months.

ii. As at l June 2006, the Company had received confirmation from each of the Special Class Share Holders that they would accept repayment of their original subscription at a premium of 15%.

iii. As at 30 June 2006, further Exploration and Evaluation Expenditure of $435,857 has been paid by the Company in respect of various permits. A further $842,513 is payable.

iv. As at 7 July 2006, the CEO of Arrowhead Energy left the Company, he is no longer a director of the Board.

20	EXPLANATION OF THE TRANSITION TO NZ IFRS

These are the Company’s first financial statements prepared in accordance with NZ IFRS.

The accounting policies set out in the notes to the financial statements have been applied in preparing the financial statements for the year ended 31 March 2006, the comparative information presented for the period ended 31 March 2005 and in the preparation of an opening NZ IFRS balance sheet at 16 December 2004 (the Company’s date of transition).

In preparing its opening NZ IFRS balance sheet the Company has reviewed the amounts reported previously in the financial statements prepared in accordance with its old basis of accounting (previous NZ GAAP). An explanation of how the transition from previous NZ GAAP to NZ IFRS has affected the Company’s financial position and financial performance is set out in the following tables and the notes that accompany the tables.

Comparative Balance Sheet
31 March 2005

	NZ GAAP NZ$	Effects of transition to NZ IFRS NZS		NZ IFRS NZ$
Total Assets
Equity
Share Capital
Retained Earnings	(1,000)			(1,000)
Total Equity
Current Liabilities
Accounts Payable	1,00			1,000
Total Current Liabilities	1,000			1,000
Total Equity and Liabilities		====11	= ZS=

There are no reconciliations to report on.

14

Deloitte.

AUDIT REPORT
TO THE SHAREHOLDERS OF ARROWHEAD ENERGY LIMITED

We have audited the financial statements on pages 2 to 14. The financial statements provide information about the past financial performance of Arrowhead Energy Limited and its financial position as at 31 March 2006. This information is stated in accordance with the accounting policies set out on pages 6 to 9.

Board of Directors’ Responsibilities

The Board of Directors is responsible for the preparation, in accordance with New Zealand law and generally accepted accounting practice, of financial statements which give a true and fair view of the financial position of the company as at 31 March 2006 and the results of operations for the year then ended.

Auditor’s Responsibilities

It is our responsibility to express to you an independent opinion on the financial statements presented by the Board of Directors.

Basis of Opinion

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

•	the significant estimates and judgements made by the Board of Directors in the preparation of the financial statements, and

•	whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.

We conducted our audit in accordance with New Zealand Auditing Standards. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to obtain reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Other than in our capacity as auditor and the provision of taxation advice, we have no relationship with or interests in Arrowhead Energy Limited.

Emphasis of Matter

At balance date, the company had a deficit in shareholders funds. In forming our unqualified opinion, we have considered the adequacy of the disclosures in the financial statements concerning the ability of the company to continue as a going concern. The financial statements have been prepared on a going concern basis, the validity of which depends on the continued financial support of International Resource Management Corporation Limited (IRM) and its owners. This support has been confirmed by the owners as outlined in the Statement of Accounting Policies. The financial statements do not include any adjustments that would result from a failure of the continued support. If financial support is withdrawn, the company may be unable to continue in operational existence for the foreseeable future and adjustments may have to be made to reflect the situation that assets may need to be realised other than in the normal course of business and at amounts which could differ significantly from the amount at which they are currently recorded in the Balance Sheet. In addition, the company may have to provide for further liabilities that might arise, and to reclassify non current assets and liabilities as current assets and liabilities.

Deloitte.

Unqualified Opinion

We have obtained all the information and explanations we have required. In our opinion:

•	proper accounting records have been kept by Arrowhead Energy Limited as far as appears from our examination of those records; and

•	the financial statements on pages 2 to 14 :

–	comply with generally accepted accounting practice in New Zealand;

–	give a true and fair view of the financial position of Arrowhead Energy Limited as at 31 March 2006 and the results of its operations for the year then ended.

Our audit was completed on 8 August 2006 and our unqualified opinion is expressed as at that date.

CHARTERED ACCOUNTANTS
WELLINGTON, NEW ZEALAND

This audit report relates to the financial statements of Arrowhead Energy Limited (the ‘Company“) for the year ended 31 March 2006 included on the Company’s website. The Board of Directors is responsible for the maintenance and integrity of the Company’s website. We have not been engaged to report on the integrity of the Company’s website. We accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website, The audit report refers only to the financial statements named above. It does not provide an opinion on any other information which may have been hyperlinked toffrom these financial statements. If readers of this report are concerned with the inherent risks arising from electronic data communication they should refer to the published hard copy of the audited financial statements and related audit report dated 8 August 2008 to confirm the information included in the audited financial statements presented on this website. Legislation in New Zealand governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.